UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2020

Commission File Number: 001-33773

B COMMUNICATIONS LTD.

(Translation of registrant’s name into English)

2 Dov Friedman Street, Ramat Gan 5250301, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Report by Bezeq Subsidiary- Appeal of Dismissal of Request for Class Action Lawsuit Against Pelephone

On June 29, 2020, Bezeq The Israel Telecommunication Corporation Ltd. (“Bezeq”), a 26.34% subsidiary of B Communications Ltd. (the “Company”), reported to the Israel Securities Authority (the “ISA”) and Tel Aviv Stock Exchange (the “TASE”) that its subsidiary Pelephone Communications Ltd. (“Pelephone”) was notified on June 29, 2020 of an appeal of the decision by a Lod-Center District Court to dismiss a request for a class action suit against Pelephone.

The subject claim against Pelephone and another cellular company asserted that that they do not allow their subscribers to make full use of pre-purchased “travel packages”.

A translated copy of the foregoing report of Bezeq is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B COMMUNICATIONS LTD.

Date: July 1, 2020	By:	/s/ Tomer Raved
		Name:	Tomer Raved
		Title:	Chief Executive Officer

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
99.1	English translation of Report by Bezeq to the ISA and TASE on June 29, 2020.

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